SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME nº 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE ON RELATED PARTIES TRANSACTIONS

AMBEV S.A. (“Company” or “Issuer”) informs the information required in Annex F of CVM Resolution No. 80/22 regarding related and recurring transactions of purchase of aluminum cans (“Cans”) by its Canadian subsidiary, Labatt Brewing Company Ltd. (“Labatt”), as per the terms of the agreement executed with Anheuser Busch Packaging Group Inc. (“AB Package”), a company controlled by the indirect controlling shareholder of the Company, Anheuser-Busch InBev SA/NV (“AB InBev”), in conformity with the required corporate approvals of the Company (“Transactions”)[1].

Parties	Labatt and AB Package
Relationship between the parties and the Issuer	AB Package and the Issuer are under common control of AB InBev. Labatt is controlled by the Issuer.
Object and main terms of the Transactions	The purpose of the Transactions is the purchase of Cans produced by AB Package, for the production of finished products by Labatt, in Canada, as per the terms of the agreement executed between the Parties. In consideration for the purchase of Cans, Labatt pays AB Package an amount determined based on prices and costs practiced in the international market.
Possible involvement of the counterparty, its partners or managers in the decision process concerning the Transactions or the negotiation of the Transactions as representatives of the Issuer	Neither AB Package nor its shareholders or managers participated in Labatt’s decision concerning the Transactions and their terms, as well as they did not act as representatives of Labatt on the negotiations. Labatt’s decision was made independently, following the rules of the Company’s Related Parties Transactions Policy and Bylaws. The Transactions were analyzed and recommended by the Company’s Related Parties and Antitrust Conducts Committee and, subsequently, analyzed and approved by the Board of Directors, provided that no board member related to AB Package and/or AB InBev participated in the discussions nor in the resolutions that approved them.

1 When segregating the transactions of the Company and its subsidiary with related parties by parties and common matters, in order to identify “related transactions”, there are only the Transactions involving an amount higher than R$50,000,000.00.

Detailed justification of the reasons why the management of the issuer considers that the Transactions complied with the commutative conditions or provides for an adequate compensatory payment	The purchased of Cans are used to manufacture finished products that make up Labatt's portfolio. Transactions with AB Package are carried out in an integrated manner with the AB InBev group's production, distribution, and logistics network, adding value to both contracting parties, due to the group's synergies, and observe conditions similar to those practiced by Labatt in the purchase of Cans with independent third parties. The acquisition of Cans by Labatt is justified, as they make up the packaging mix of finished products sold by Labatt, as part of its long-term commercial strategy of expanding the scale of alcoholic beverages categories in Canada. Labatt's management carried out a detailed analysis of the terms of the Transactions, which were based on prices and costs practiced in the international market, ensuring the adequacy of such terms with the business premises entered into on an arm's length basis.

São Paulo, May 25, 2022.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer